ASYMmetric ETFs Trust N-1A/A

Exhibit 99(l)

ASYMmetric ETFs, LLC

158 East 126th Street, Suite 304

New York, NY 10035

February 2, 2021

ASYMmetric ETFs Trust

158 East 126th Street, Suite 304

New York, NY 10035

To whom it may concern:

            In order to provide ASYMmetric ETFs Trust (the “Trust”) with initial capital, we have purchased from the Trust the amount of shares of the initial series of the Trust at the price per share as follows:

Number of Shares	Price Per Share	Total Investment
4,000	$25	$100,000

            We represent and warrant to the Trust that the shares of the Trust have been acquired for investment and not with a view to distribution thereof, and that we have no present intention to redeem or dispose of any of the shares.

Very truly yours,

ASYMmetric ETFs, LLC

By:	/s/ Darren Schuringa
Name:	Darren Schuringa
Title:	Chief Executive Officer